WiSA Technologies, Inc.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

February 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	WiSA Technologies, Inc.
Registration Statement on Form S-1, as amended File No. 333-276631

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), WiSA Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, February 12, 2024, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Aaron Schleicher at (212) 660-3034. We also respectfully request that copies of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com and to Mr. Schleicher via email at aschleicher@sullivanlaw.com.

Sincerely,

WiSA Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP